VIA EDGAR

May 1, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Ta Tanisha Meadows

Re:

Wah Fu Education Group Ltd

Amendment No. 1 to Form 20-F for the Fiscal Year Ended March 31, 2022

Filed March 24, 2023

Form 20-F for the Fiscal Year Ended March 31, 2022

Filed August 1, 2022

File No. 1-38619

Dear Ta Tanisha Meadows,

Wah Fu Education Group Ltd. (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated April 18, 2023, regarding the Company’s Form 20-F for the fiscal year ended March 31, 2022, originally filed on August 1, 2022 (the “Form 20-F”), and was amended on March 24, 2023 by the Amendment No. 1 to the Form 20-F (the “Amendment No. 1”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Annual Report on Form 20-F (the “Amendment No. 2”) which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended March 31, 2022

Certain Information, page 1

1.	We note your response to comment 2. As you do not have ownership control of the VIE, please further revise your disclosures on pages 5, 10, 54, 96 and elsewhere as appropriate so as not to refer to “our VIE” or “our PRC consolidated” VIE, but to “the VIE” or “a VIE.” Similarly, qualify your statements on page 54 that you “derive 100% of the economic interest” in the VIE with disclosure of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP and the fact that you are the primary beneficiary of the VIE for accounting purposes.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 2, 10, 28, 29, 31, 32, 33, 38, 44, 55, and 96 of Amendment No. 2.

2.

We note your response to comment 12, including your conclusions on pages 2, 11, 12, 17, 35 and 67 that neither you, your subsidiaries nor the VIE are required to obtain any permissions or approvals from the PRC government. Please further revise your disclosures to state whether you relied on an opinion of counsel in coming to these conclusions and, if so, name counsel. If you did not rely on an opinion of counsel with respect to your conclusions that you, your subsidiaries and the VIE are not required to obtain any permissions or approvals to operate your business or offer securities, state that that is the case and explain why such an opinion was not obtained; further, discuss how you came to such conclusions, why that is the case, and the basis on which you made such determinations.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 2, 11, 12, 28, 35 and 67 of Amendment No. 2.

3.	We note the following statement on pages 10 and 96: “To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us or our PRC subsidiaries to transfer cash outside of the PRC;” given that you have bank accounts in Hong Kong, please revise to include Hong Kong in such statement (i.e., “To the extent cash in our business is in the PRC/Hong Kong or a PRC/Hong Kong entity, such cash may not be available to fund operations or for other use outside of the PRC/Hong Kong due to restrictions and limitations imposed by the governmental authorities on the ability of us or our PRC/Hong Kong subsidiaries to transfer cash outside of the PRC/Hong Kong”).

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 10 and 96 of Amendment No. 2.

Item 18. Financial Statements

Note 2- Summary of Significant Accounting Policies

Accounts receivable, net, page F-10

4.	We note your response to comment 19, and the related revised disclosure. You appear to be disclosing the aging of receivables in the various categories net of the allowance for doubtful accounts. Please revise your disclosure to clarify that amounts presented are net of the allowance and consider disclosing the gross receivables and the related allowance for each of the aging categories presented.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised page 92 of Amendment No. 2.

Revenue recognition, page F-12

5.	We note your response to comment 20. Please disclose why the timing of revenue recognition related to B2B2C contracts changed so significantly from up to 6 months to up to 5 years. In this regard, please clarify your disclosure on pages 87, 91-93 and F-12 regarding the service period of typical B2B2C contracts and how that relates to your revised disclosure on page F-13.

Response: The Company respectfully acknowledges the Staff’s comment and has accordingly revised pages 93 and F-13 of Amendment No. 2.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Richard I. Anslow, ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/S/ Yang Yu
Yang Yu Chairman of the Board of Directors

cc:	Richard I. Anslow, Esq.